

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Taylor Crouch
Chief Executive Officer
Organovo Holdings, Inc.
440 Stevens Avenue, Suite 200
Solana Beach, CA 92075

   Re: **Organovo Holdings, Inc.**
      Registration Statement on Form S-4
      Exhibit No. 10.26
      Filed December 23, 2019
      File No. 333-235683

Dear Mr. Crouch:

   We concluded our assessment of your redacted exhibit on February 24, 2020 for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance